EMPIRE ASIA RESOURCES CORP.
                                C/O WILLIAM TAY
                                P.O. BOX 42198
                            PHILADELPHIA, PA 19101
                TEL/FAX: (917) 591-2648 * E-MAIL: WTAY@56K.NET


                                 June 30, 2009

VIA EDGAR TRANSMISSION

Attention: Douglas Brown, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:    Empire Asia Resources Corp. (the "Company")
       Form 10
       File No. 0-53682
       Filed May 26, 2009

Dear Mr. Brown:

The Company has filed its first amendment to its Form 10 Registration Statement on the EDGAR system. The changes are made in response to Staff comments. The paragraph numbers below correspond to the numbered comments in your June 22, 2009 Comment Letter, followed by our response to such comment.

General

   1. Please complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. To facilitate this, please paginate the amendment. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments

Response:  Noted.

   2. The Form 10 registration statement will become automatically effective 60 days from the date you filed it with the Commission. See Section 12(g)(1) of the Securities Exchange Act of 1934. Upon effectiveness, you will become subject to the reporting requirements of the Exchange Act. Because this is a voluntary filing, you may withdraw the filing so that it does not become effective in a deficient form. You may contact us if you need to discuss this alternative.

Response:  Noted.

Forward Looking Statement

   3. You are not currently subject to the reporting requirements of Exchange Act Sections 13(a) or 15(d). Therefore, the safe harbor the Private Securities Litigation Reform Act of 1995 provides does not apply. If you retain this section, please revise it to eliminate any suggestion that the statements to which you refer are "forward looking statements" within the meaning of federal securities law. We refer you to Exchange Act Section 21E in general and Section 21E(a)(1) in particular.

Response: As advised, the Company has revised the disclosure in the Amendment (page 2) to eliminate references to Section 21E of the Securities Exchange Act of 1934.

Description of Business

   4. Please expand your disclosure to discuss the organization efforts the company has engaged in since inception. Considering your lack of capital and the substantial costs involved, please discuss the efforts you will engage in to locate a target company and how you will fund such efforts. Include similar disclosure in your Management's Discussion and Analysis section.

Response: As advised, the Company has expanded its disclosure (page 3, paragraph 1) of its organization efforts since inception. The Company has also disclosed (Page 4, paragraph 3) its efforts in locating a business opportunity and how it will fund such efforts. At your request, these similar disclosures are also included in the Management's Discussion and Analysis section (page 12, paragraph 3).

Perceived Benefits

   5. We note you disclose the perceived benefits of being a reporting company. Further, we note the sentence near the end of the section indicating that "[a]ny private company could seek to become public by filing their own registration statement [] and avoid compensating us in any manner and therefore there maybe no perceived benefit to any private company seeking a business combination with us as we are obligated under SEC Rules to file a Form 8-K with the SEC within four (4) days of completing a business combination which would include information required by Form 10 on the private company." Please provide a more balanced disclosure of the perceived benefits of being a reporting company and the counterargument cited above. In the balance disclosure, also take into account the consideration that a private company would have to provide to you in such a transaction.

Response: The Company has revised this section (page 3, paragraph 3) to disclose the perceived benefits in merging with the Company, the information a private company would have to provide the Company in such transaction, the fact that a private company can still go public by filing its own registration statement to avoid compensating the Company and thereby there maybe no perceived benefit to any private company seeking a business combination with the Company.

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

Form of Acquisition

   6. We note your disclosure that the investigation of a specific business opportunity will require "substantial management time and attention." In addition, we note your disclosure stating officers and directors will devote "very limited time" to the company "until the acquisition of a successful business opportunity has been identified." Please revise to disclose the specific amount of time management will devote to the company each week.

Response:  As advised, the Company has revised this  section (page 6, paragraph
4) to disclose that William Tay, its sole officer and director, will devote approximately 10 hours per week to the activities of the Company.

Risk Factors

   7. Many of your risk factors state that "there can be no assurance" or use similar language, when the real risk is not your inability to give assurance but the underlying situation. Please revise to eliminate all such language from this section.

Response: As advised, the Company has revised to eliminate all such language from this section (from pages 7 to 11).

Our Business is Difficult to Evaluate{ellipsis}

   8. We note your statements that you have "only minimal assets," but in reality, you have no assets. Please revise your statement to more accurately indicate that you have no assets.

Response: As advised, the Company has revised this risk factor (page 7, paragraph 2) to state that the Company has no assets.

Directors and Executive Officers

   9. Expand the biographical sketch for Mr. Tay to identify the entities with which he was employed and to specify with precision his business experience for the last five years, leaving no gaps as to time. In addition, indicate whether Mr. Tay has held other directorships in any company with a class of securities registered pursuant to section 12 of the Exchange Act or subject to the requirements of section 15(d) of such Act or any company registered as an investment company under the Investment Company Act of 1940. See Item 401(e)(2) of Regulation S-K. In particular, please disclose any prior or current involvement by Mr. Tay in the formation, registration, or operation of another public shell company.

Response: At your request, the Company has revised this section (page 14, paragraph 1) to expand the biographical sketch for Mr. Tay. In addition, the Company has also disclosed all SEC registered and reporting companies in which Mr. Tay has held directorships in during the past 5 years and his current involvement in other public shell companies.

Description of Registrant's Securities to Be Registered

   10. We note from the cover page and explanatory note that you are not registering preferred shares. Further, we note the description of your preferred stock in this section. Please uniformly indicate throughout your filing the class or classes of securities to be registered.

Response: The Company has revised the heading of Item 11 as "Description of Securities" (page 18) and has disclosed (page 18, paragraph 5) that only its common stock, par value $.0001 per share, is being registered in this filing.

Financial Statements

Statement of Cash Flows

   11. We note you report an amount identified as "Changes in working capital" within the computation of cash flows from operating activities. We further note from your disclosure that such amount relates to organizational start-up costs funded by the founding shareholder of the Company. Please tell us why you believe classification of this amount as an operating activity within the statement of cash flows is appropriate, rather than a financing activity. Please refer to paragraphs 15-24 of SFAS 95 for additional guidance.

Response: The Company's auditor, Stan J.H. Lee, CPA, has revised the Company's audited financial statements (page 28) to reclassify that amount as a financing activity.

Closing Comments

Response: In response to your Closing Comments, the Company acknowledges to the Commission that:

   - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that you will find the foregoing responsive to the comments of the Staff. Comments or questions regarding this letter may be directed to the undersigned.


                                 Respectfully yours,

                                 Empire Asia Resources Corp.


                                 /s/ William Tay
                                 --------------------------------------
                                 By: William Tay
                                 Title: President and Director

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